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CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR.  CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO RULE 83 OF THE COMMISSION’S RULES ON INFORMATION AND REQUESTS WITH RESPECT TO THE OMITTED PORTIONS.

August 27, 2013

VIA HAND DELIVERY AND EDGAR SUBMISSION Justin Dobbie Legal Branch Chief Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549-3561

Re:	The Hertz Corporation
Registration Statement on Form S-4
Filed June 26, 2013
File No. 333-189620

Hertz Global Holdings, lnc.
Form 10-K for Fiscal Year Ended
December 31, 2012
Form 8-K Furnished February 25, 2013
File No. 001-33139

Dear Mr. Dobbie:

This letter sets forth the responses of Hertz Global Holdings, Inc. (“Hertz Holdings”) and The Hertz Corporation (“Hertz” and, together with Hertz Holdings, the “Companies”) to the comments contained in your letter, dated July 26, 2013, relating to (i) Hertz’s Registration Statement on Form S-4 (as amended or supplemented, the “Registration Statement”) originally filed with the Securities and Exchange Commission (the “Commission”) on June 26, 2013, (ii) Hertz Holdings’ Form 10-K for the fiscal year ended December 31, 2012 filed with the Commission on March 4, 2013 and (iii) Hertz Holdings’ Form 8-K furnished to the Commission on February 25, 2013. The comments of the Staff of the Commission (the “Staff”) are set forth in bold/italicized text below, and the Companies’ responses are set forth in plain text immediately beneath each such comment.

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Mr. Justin Dobbie

August 27, 2013

Hertz and the applicable co-registrants have also today transmitted for filing under the Securities Act of 1933, as amended, pre-effective Amendment No. 1 to the Registration Statement (the “Amendment”), which amends certain information contained in Part II of the Registration Statement.  Where, through the Amendment, Hertz has revised the Registration Statement in response to the Staff’s comments, we have noted the applicable page number in our response.

Because of the commercially sensitive nature of certain information contained herein, certain of the information contained in our response to the Staff’s comment number 6 and Exhibit A to this letter is being confidentially submitted pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83.  Our response is being provided to the Staff in its entirety, with the portions for which we are requesting confidential treatment underlined and italicized.  The Companies have submitted a separate letter to the Staff in connection with the confidential treatment request, a copy of which has been provided to the Office of Freedom of Information and Privacy Act Operations.  Please note that the version of this letter filed via EDGAR omits confidential information included in the unredacted version delivered to the Staff in hard copy, and the redactions have been noted in the EDGAR version by bracketed asterisks (“[*]”).

Registration Statement on Form S-4

General

1.              Please confirm supplementally that the offer will remain open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Response: Hertz confirms to the Staff that the exchange offer will remain open for at least 20 full business days to ensure compliance with Rule 14e-1(a) and that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.  The exchange offer is intended to expire at 12:00 midnight, New York City time, at the end of the 20th business day from the date of commencement.

2.              It appears that you are required to submit and post on your website an Interactive Data File for the financial statements contained in this filing in accordance with Item 601(b)(101)(i) of Regulation S-K. Please revise accordingly.

Response: Hertz acknowledges the Staff’s comment, and has included the requested Interactive Data File exhibit with the Amendment and posted such Interactive Data File on its website.  See page II-34 of the Registration Statement.

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Exhibit 5.5

3.              Please delete the last sentence in the penultimate paragraph on page 3 of the opinion or explain how it is not an inappropriate limitation on reliance.

Response: Hertz acknowledges the Staff’s comment, and has filed an amended opinion of Arkansas counsel as Exhibit 5.5 to the Amendment, dated as of August 26, 2013 and with the referenced sentence deleted.  Hertz has also filed an amended opinion of Jenner & Block LLP as Exhibit 5.1 to the Amendment, dated as of the date of the Amendment and referencing the revised opinion of Arkansas counsel and the other previously filed opinions of other local counsel.

Form 10-K for Fiscal Year Ended December 31, 2012

Consolidated Statements of Cash Flow, page 77

4.              Please separately present cash flows from proceeds and payments under revolving lines of credit instead of net cash flows. Refer to the guidance in ASC 230-10-45-14 and 15.

Response: Hertz Holdings acknowledges the Staff’s comment and (i) has included the separate presentation of cash flows from proceeds and payments under revolving lines of credit in the consolidated statements of cash flows for the six months ended June 30, 2013 and 2012 included in Hertz Holdings’ Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013 and (ii) will include such separate presentation in consolidated statements of cash flows included in its future filings (including any subsequent amendment to Part I of the Registration Statement).

Notes to Consolidated Financial Statements, page 79

Note 2: Summary of Significant Accounting Policies, page 79

5.              Please tell us and revise to disclose your accounting policy regarding Gold Plus Rewards points, which may be redeemed for free rental days. We note on page 8 that Gold members accounted for approximately 37% of your worldwide rental transactions.

Response: Hertz Gold Plus Rewards is a program where customers may enroll to receive points for every qualifying U.S. dollar spent on Hertz rentals.  These points may be redeemed by customers for free or discounted prices on future rentals.  Hertz Gold Plus Rewards is considered to be a customer loyalty program.

We recognize the estimated incremental costs of fulfilling the points as they are awarded as an expense on Hertz Holdings’ consolidated statements of operations, and record the

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corresponding obligation under “other accrued liabilities” on Hertz Holdings’ consolidated balance sheet.  We have concluded that the obligations under the Gold Plus Rewards program are insignificant in relation to the value of the transactions necessary to earn the awarded points.  In reaching such conclusion as to the relatively inconsequential nature of the obligations under the Gold Plus Rewards program, we considered (i) the factors set forth in Staff Accounting Bulletin (SAB) Topic 13(A)(3)(c), “Inconsequential or perfunctory performance obligations” (for example, that such obligations are not essential to the functionality of the delivered products or services) and (ii) the fact that the awarded points have no cash value and are redeemable only for free or discounted prices on future rentals.  The estimated expense recognized during Hertz Holdings’ latest fiscal year ended December 31, 2012 with respect to the Gold Plus Rewards program was approximately $18.4 million and the estimated liability with respect to the Gold Plus Rewards program as of December 31, 2012 was approximately $8.0 million, each of which is relatively inconsequential when compared to revenues attributable to transactions with our Gold Plus Rewards members.  Hertz Holdings has historically not disclosed and proposes not to disclose its accounting policy for the Gold Plus Rewards program because it does not consider this accounting policy to be significant or material.

Note 11: Segment Information, page 117

6.              We note your acquisitions of Dollar Thrifty and Donlen. Please tell us, and revise to disclose, the specific factors used to identify your reportable segments, including the basis of organization (for example, whether management has chosen to organize the company around differences in products and services, geographic areas, or a combination of factors and whether operating segments have been aggregated). Please refer to ASC 280-10-50-21. As part of your response, please also tell us how you identified your operating segments based on the criteria provided in ASC 280-10-50-1 through 50-9 and provide us with a list of these operating segments. For your operating segments, please tell us how you considered the aggregation criteria in ASC 280-10-50-11 and the quantitative thresholds in ASC 280-10-50-12 in determining your reportable segments. Please be detailed in your response.

Response:

Overview

ASC 280-10-50-5 identifies the chief operating decision maker (the “CODM”) as a function that allocates resources to and assesses the performance of the segments of a public entity.  Our CODM is our Chief Executive Officer (the “CEO”), Mark P. Frissora, who has oversight responsibilities for each of our operating segments.  Mr. Frissora reports directly to the Board of Directors for the financial performance and strategic planning of Hertz Holdings.  Mr. Frissora is responsible for both determining how resources are allocated among the segments and the performance of each segment.

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ASC 280-10-50-7 states that an operating segment generally has a segment manager, which is a function and not necessarily a manager with a specific title, that is directly accountable to and maintains regular contact with the CODM to discuss operating activities, financial results, forecasts or plans for the segment.  Hertz Holdings has executive officers, each of whom are directly accountable to our CEO, responsible for presenting to our CEO the operating activities, financial results, forecasts and plans for the segments (or portions thereof) for which he or she is responsible, as follows:

•                  Scott Sider, Group President, Rent A Car Americas, oversees our car rental operations in the United States (including the operations of Dollar Thrifty Automotive Group, Inc. (“Dollar Thrifty”) and its subsidiaries, which we recently acquired in November 2012), Canada, Latin America and the Caribbean.

•                  Michel Taride, Executive Vice President and President, Hertz International, oversees our international car rental operations in Europe, the Middle East, Africa and the Asia-Pacific region.

•                  Tom Callahan, President, Donlen Corporation, oversees the fleet leasing and management services operations of Donlen Corporation, which Hertz Holdings acquired in 2011.

•                  Lois Boyd, Group President, Hertz Equipment Rental Corporation, oversees our worldwide equipment rental operations.

As further discussed below, we have considered our operating segments based on the guidance in ASC 280-10-50-1 through ASC 280-10-50-9, and have concluded that we have a total of five operating segments for purposes of determining our reportable segments.  Accordingly, we have reviewed the guidance in ASC 280-10-50-11 related to the aggregation of our operating segments and in ASC 280-10-50-12 related to quantitative thresholds for separately reporting operating segments to determine our reportable segments.  Based on the foregoing, we have determined that we have two reportable segments — Worldwide Car Rental and Worldwide Equipment Rental.

The four operating segments, as aggregated and included in our Worldwide Car Rental reportable segment, are:

•                  United States;

•                  Europe;

•                  Other International; and

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•                  Donlen.

With respect to our Other International car rental operating segment, Michel Taride and Scott Sider collectively serve as its segment manager, with Mr. Sider being responsible for the international rental car operations in the Americas and Mr. Taride being responsible for the international rental car operations elsewhere.

We acquired Donlen Corporation in September 2011 and Dollar Thrifty in November 2012.  The operations of Donlen Corporation are a part of our car rental business in the United States and constitute our Donlen operating segment, which is aggregated with our other car rental operating segments as discussed in greater detail below.  The operations of Dollar Thrifty are in the process of being integrated into our pre-acquisition United States car rental operations and systems and are included within our United States operating segment.

Our Worldwide Equipment Rental operating segment constitutes a reportable segment based on the quantitative thresholds identified in ASC 280-10-50-12.

Operating Segments

To determine our operating segments, we reviewed the definition of an operating segment in ASC 280-10-50-1, which states:

“An operating segment is a component of a public entity that has all of the following characteristics:

a. It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

b. Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

c. Its discrete financial information is available.”

Using the three-part test in this definition, we determined that our operating segments are (1) United States, (2) Europe, (3) Other International, (4) Donlen and (5) Worldwide Equipment Rental, primarily because our CEO regularly reviews each of these segments’ financial information for purposes of evaluating their respective performance and allocating resources among the segments based on such performance.

Mr. Frissora regularly reviews various financial and statistical information in assessing segment performance and deciding how to allocate resources among our operating segments.

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Our CEO receives weekly Flash Reports and monthly Operating Reviews.  These reports detail car rental financial and statistical information at the United States, Europe, Other International and Donlen levels.  Our CEO assesses performance and decides how to allocate resources as it relates to our car rental business at the United States, Europe, Other International and Donlen levels presented in these reports.  Thus, the organization of our car rental business into these four operating segments comports with the “management approach” to segment reporting called for under ASC 280-10-05-3.

The weekly Flash Reports and monthly Operating Reviews include certain supplemental information related to our United States and Other International operating segments, which is presented principally for additional detail and not for specific resource allocation purposes.  For example, financial and statistical information presented in these reports contains such supplemental information as (i) operating results of our on-airport and off-airport car rental operations that are included in our United States car rental operating segment and (ii) operating results of our car rental operations in the Americas (other than the United States) and the Asia-Pacific region that are included in our Other International car rental operating segment.  However, we do not consider these as separate operating segments, but rather as presentations of additional geographic detail regarding the United States and Other International car rental business that aid the CEO in assessing overall performance and allocating resources.  In that regard, ASC 280-10-50-6 contemplates that reports to a CODM might present information in a variety of different ways, and states that if the CODM uses more than one set of segment information, other factors may identify a single set of components as constituting a public entity’s operating segments, including the nature of the business activities of each component, the existence of managers responsible for them and information presented to the board of directors.

With respect to our United States car rental operating segment, Scott Sider serves as the segment manager directly accountable to our CEO for the results of operations of such segment on a consolidated basis.  A portion of Mr. Sider’s compensation is based on the results of operations of such operating segment, which reinforces our determination that the operating segment is at the United States level.  Dollar Thrifty, which we recently acquired in November 2012, is part of our United States operating segment, and as such financial and statistical information about the car rental operations of Dollar Thrifty is included in the information presented to our CEO with respect to our consolidated United States car rental operations.  However, we currently present separate financial and statistical information about the car rental operations of Dollar Thrifty in the reports to our CEO on a transitional basis.  As the Companies integrate the operations of Dollar Thrifty into our pre-acquisition United States car rental operations and systems, including with respect to fleet management, provisioning, operational support infrastructure (such as human resources, information technology, accounting, customer service and sales functions), physical car rental locations and fleet sharing at airports, this information will no longer be separately broken out in our reports to the CEO.  Despite the additional breakdown of financial and statistical information with respect to our United States

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operating segment, the need to provide consistent car rental services at the United States level is the main determinant of resource allocation across all brands and locations.

With respect to our Other International car rental operating segment, Michel Taride and Scott Sider collectively serve as its segment manager directly accountable to our CEO for the results of operations of such segment on a consolidated basis, with Mr. Sider being responsible for the international rental car operations in the Americas and Mr. Taride being responsible for the international rental car operations elsewhere.  A portion of Mr. Taride’s compensation is based on the results of our car rental operations other than in the Americas, which reinforces our determination that our segment managers are responsible for our Other International operations.  Moreover, separate financial information with respect to our other international car rental operations in the Americas and the Asia-Pacific region is not included in materials regularly presented to Hertz Holdings’ Board of Directors.

We are evaluating and will continue to evaluate our car rental operating segments for financial reporting, budgeting, management and resource allocation purposes.  However, we do not believe that a change in our car rental operating segments, if it were to occur, would impact the aggregation of such segments for segment reporting purposes discussed in greater detail below, primarily due to the similar nature of the business activities conducted across such segments (i.e., car rental).

Equipment rental financial information is presented separately from the car rental information in the reports to our CEO.  Our CEO assesses the performance of and decides how to allocate resources to our equipment rental business on a worldwide basis.

Aggregation of Car Rental Operating Segments

We have reviewed the guidance provided in ASC 280-10-50-11, ASC 280-10-55-7A through 7C and ASC 280-10-55-33 through 36 related to the aggregation of our operating segments for purposes of determining our operating segments and thus our reportable segments.  As discussed above, we aggregate our United States, Europe, Other International and Donlen operating segments into a single Worldwide Car Rental operating segment, which constitutes a reportable segment.  Guidance set forth in ASC 280-10-50-11 provides that, in order for two or more operating segments to be aggregated into a single operating segment, such aggregation must be consistent with the objective and basic principles of ASC 280-10 (i.e., providing the users of a public entity’s financial statements with the ability to understand its business and meaningfully assess its performance and future prospects) and such segments must share similar economic characteristics and be similar in all of the following areas:

•                  The nature of the products and services;

•                  The nature of the production processes;

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•                  The type or class of customer for their products and services;

•                  The methods used to distribute their products or provide their services; and

•                  If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

Applying these factors to our operations, we believe that we have appropriately aggregated the operating segments that comprise our Worldwide Car Rental reportable segment in accordance with ASC 280, largely based on the similar qualitative factors applicable to our car rental operating segments.  Our Worldwide Car Rental reportable segment, through the operating segments that comprise it, conducts our car rental operations on a global basis, providing our customers, many of which are large multinational companies serviced across multiple car rental operating segments, with a complementary array of products and services, all of which are centered around the same basic service, the provision of cars.  We partner with various third parties (e.g., traditional and on-line travel agents, airlines and hotel chains) that also operate on a global basis to provide such products and services to our customers.  We substantially manage our relationships with suppliers and third parties, including airports, that are necessary for the conduct of our car rental operations on a global basis.  Our facilities management, fleet management and sales and marketing activities in support of our car rental operating segments are also substantially managed on a global basis.  Moreover, our CEO reviews the operating results of each of our car rental operating segments together with all other car rental operating segments aggregated into our Worldwide Car Rental reportable segment, including on a consolidated basis.  For these reasons and others discussed below, we believe that to present one or more of these car rental operating segments separately would be inconsistent with the objective and basic principles of ASC 280-10 and how the Companies actually manage and report the car rental business internally.

Aggregation Criteria

(a)         Similar Economic Characteristics

ASC 280-10-50-11 states that “[o]perating segments often exhibit similar long-term financial performance if they have similar economic characteristics” and suggests that an analysis of long-term average gross margins across multiple operating segments may be useful to show similar economic characteristics among such segments.  However, ASC 280-10-55-7C clarifies that evaluation of gross margins is used only as an example and that “[e]valuating similar economic characteristics is a matter of judgment that depends on specific facts and circumstances.”  ASC 280-10-55-7C also states that “[a]ggregation of segments should be consistent with the objective and basic principles of [ASC 280-10]—to provide information about the different types of business activities in which a public entity engages and the different economic environments in which it operates in order to help users of financial statements better

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understand the public entity’s performance, better assess its prospects for future net cash flows, and make more informed judgments about the public entity as a whole.”  With that guidance in mind, we have considered the quantitative and qualitative factors indicated below in analyzing the economic similarities across the operating segments included within our Worldwide Car Rental reportable segment.

(1)         Quantitative Factors

Since the large majority of our revenues are not derived from sales of products, Hertz Holdings does not view revenues minus cost of goods sold relative to total revenues, or gross margin, as a meaningful metric reflecting the performance of our various car rental operating segments.  We have instead considered the following financial performance measures, each of which is regularly presented to and reviewed by our CEO, with respect to each of our car rental operating segments to determine whether such segments exhibit similar quantitative economic characteristics and thus should be aggregated under ASC 280-10: (i) adjusted pre-tax income as a percentage of revenues, (ii) year-over-year revenue growth percentage and (iii) fleet costs (i.e., net fleet depreciation and fleet interest) as a percentage of revenues.  We present adjusted pre-tax income and year-over-year revenue growth percentage in our earnings releases, investor presentations and reports to our CEO because we believe that they are useful metrics to evaluate the performance of our Companies’ operations. We believe that fleet costs as a percentage of revenues is a close substitute for the inverse of gross margin applicable to our business, as it reflects primary fleet costs of our car rental segments (i.e., net fleet depreciation, which includes depreciation expense and lease charges relating to revenue earning equipment (including net gains or losses on the disposal of such equipment), and fleet interest, which includes interest expense net of amortization of non-debt costs associated with fleet debt relating to such revenue earning equipment) relative to our revenues.  We have generally analyzed such quantitative factors over an eight-year period, using financial information covering fiscal years 2009 to 2016 (which provides year-over-year revenue growth percentages for fiscal years 2010 to 2016), based on guidance provided in ASC 280-10-55-7A, which states that “the similarity of the economic characteristics should be evaluated based on future prospects and not necessarily on the current indicators only.”  Supporting documentation of such analysis is set forth in Exhibit A to this letter.  However, because we acquired Donlen Corporation in September 2011, we have not analyzed (i) adjusted pre-tax income as a percentage of revenues or fleet costs as a percentage of revenues with respect to Donlen for fiscal years 2009 and 2010 (and only present and analyze such financial metrics for fiscal year 2011 based on post-acquisition results of operations) and (ii) year-over-year revenue growth percentages with respect to Donlen for fiscal years 2010 to 2012, as fiscal year 2012 is the first year in which we have available complete revenue figures for our Donlen operating segment capable of producing a meaningful year-over-year revenue growth percentage figure.

(i)             Margins Calculated on the Basis of Adjusted Pre-tax Income as a Percentage of Revenues

We determined that the average margins calculated based on total adjusted pre-tax income as a percentage of total revenues for fiscal years 2009 to 2016 (except with respect to Donlen, as discussed above) with respect to the United States, Europe, Other International and Donlen operating segments were [*]%, [*]%, [*]% and [*]%, respectively.

(ii)          Year-Over-Year Revenue Growth Percentages

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We determined that the averages of the year-over-year revenue growth percentages for each of the fiscal years 2010 to 2016 (except with respect to Donlen, as discussed above) with respect to the United States, Europe, Other International and Donlen operating segments were [*]%, [*]%, [*]% and [*]%, respectively.  However, the breadth of range of these average year-over-year revenue growth percentage figures is primarily the result of the following factors, as opposed to underlying economic differences among our car rental operating segments: (i) with respect to the United States operating segment, the significant November 2012 Dollar Thrifty acquisition, which led to a significant increase in the year-over-year revenue growth percentage figure for fiscal year 2013 in relation to other years and other car rental operating segments and (ii) with respect to our Europe and Other International operating segments, the sale of our Swiss operations to a franchisee in 2012 and the contribution of our China operations to China Auto Rental Holdings, Inc. in 2013, respectively, which led to volatile year-over-year revenue growth percentage figures for such fiscal years, but the effects of which are expected to stabilize over the course of future fiscal years (e.g., fiscal years 2014 to 2016).  Thus, the averages of the year-over-year revenue growth percentages for each of the fiscal years 2014 to 2016 with respect to the United States, Europe, Other International and Donlen operating segments are expected to be much more closely aligned at [*]%, [*]%, [*]% and [*]%, respectively.

(iii) Fleet Costs as a Percentage of Revenues

We determined that the average fleet cost percentage figures calculated based on total fleet costs as a percentage of total revenues for fiscal years 2009 to 2016 (except with respect to Donlen, as discussed above) with respect to the United States, Europe, Other International and Donlen operating segments were [*]%, [*]%, [*]% and [*]%, respectively.  The Donlen fleet costs reflect the longer-term rental period of its fleet.

(2)         Qualitative Factors

(i)             Competitive and Operating Factors

In our view, there is a substantial commonality of competitive and operating factors applicable to our United States, Europe, Other International and Donlen car rental operating segments, which supports aggregation of such segments.  Competitive and operating factors that drive the car rental business (which, for purposes of this discussion, includes all company-operated car rental and fleet leasing operations and management services) are the same worldwide — price, reliability, vehicle availability, national distribution, ease of use of booking systems, ease of rental and return and other elements of customer service.  Across all operating segments within our Worldwide Car Rental segment, we are offering the same basic service (i.e., the provision of cars) to our customers, many of which are large multinational companies serviced across multiple car rental operating segments, for varying terms.  To stay competitive with other rental providers, we are continually focused on these factors and we believe that our competition is as well.  Our Hertz, Dollar and Thrifty brands are used in connection with each of these segments to varying degrees based on their geographic reach.  Due to the fact that each of our car rental operating segments offers the same basic service, such segments derive revenues from the rental of such product and share similar primary operating expenses, such as depreciation expense and lease charges relating to revenue earning equipment (including net gains or losses on the disposal of such equipment).

From an operations perspective, each of these segments also shares common infrastructure with other segments, to varying degrees, such as global distribution channels,

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reservation call centers and sales personnel, traditional and on-line travel agents, worldwide fleet management programs allowing us to better manage worldwide fleet planning, pricing and yield management functions, worldwide fleet purchasing programs and/or financing vehicles allowing for the acquisition of their fleet and internal website architecture.  The same operating factors, such as fleet planning, pricing and yield based on capacity constraints, influence our strategic planning with respect to these segments.  The goal of “the right car, to the right customer, at the right time and price” are universal goals in rental car planning irrespective of geography.  Moreover, a coordinated management team is responsible for the maintenance of our relationships with suppliers and third parties, including airports, that are necessary for the conduct of our car rental operations on a global basis.  We also substantially manage our facilities management, fleet management and sales and marketing activities in support of our car rental operating segments on a global basis.

(ii)          Currency Risks

Since each car rental operating segment generates its revenue and incurs expenses in its local currency, currency risk is not deemed to be a significant issue across such segments.

(iii)       Trends Affecting Sales Growth

There is no fundamental difference in the nature of how each of our car rental operating segments responds to positive or negative external factors, such as inflation or general economic upturns and downturns, largely because the car rental business is generally tied to trends in GDP growth.  For example, in times of strong economic growth in the respective geographic regions in which a segment operates, the applicable segment would generally experience strong revenue growth.  Similarly, weak economic growth would result in weak revenue growth.  Moreover, our ability to maintain and continually improve upon the competitive and operating factors applicable across all car rental operating segments noted above, such as our offerings in terms of customer service, quality of cars, product choice and price, will also have a similar impact on each segment’s sales relative to our competitors.  As discussed in greater detail above under “—Quantitative Factors,” we believe, based on an analysis of year-over-year revenue growth percentage figures with respect to our car rental operating segments presented in Exhibit A hereto, that such operating segments exhibit similar long-term expected revenue growth profiles for fiscal years 2014 to 2016.

(3)         Application of Quantitative and Qualitative Factors

We acknowledge certain differences in adjusted pre-tax income margins, year-over-year revenue growth percentages and fleet costs as a percentage of revenues for our United States, Europe, Other International and Donlen operating segments.  However, despite the differences that may arise among our various car rental operating segments based on such quantitative factors, we have determined that our car rental operating segments should be aggregated because such segments exhibit substantial

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economic similarities in light of the qualitative factors discussed above, such as the fact that each of these segments is based on the same basic service (i.e., the provision of cars) to overlapping categories of customers and faces substantially similar competitive and operating factors and trends affecting sales growth.  Moreover, we believe that the fairly narrow range of the averages of the year-over-year revenue growth percentages for each of the fiscal years 2014 to 2016 (which are based on yearly revenue figures for our United States operating segment that include Dollar Thrifty and for our Europe and Other International operating segments that reflect anticipated stabilizing conditions following certain divestitures and contributions of business operations) with respect to the United States, Europe, Other International and Donlen operating segments demonstrates economically similar long-term growth prospects across such segments and supports our decision to aggregate such segments.

We understand the Staff’s current position to be that, although there is no bright-line rule, a difference in current or expected gross margin percentages (or a metric equivalent thereto) of greater than 10% (i.e., a relative difference between the applicable performance metrics of operating segments that exceeds 10%, not 10 percentage points) may indicate that segments do not have similar economic characteristics and, thus, should not be aggregated.  However, the results of this test are not conclusive and, in light of other factors, including qualitative factors indicating similar economic characteristics such as those discussed above, operating segments may be aggregated despite performance metric differences that exceed 10%.  We believe that our determination to aggregate our car rental operating segments despite differences based on quantitative factors is consistent with this position.

(b)         The Nature of the Products and Services

Our car rental business (including all company-operated car rental and fleet leasing operations and management services) conducted by the United States, Europe, Other International and Donlen operating segments is similar across such segments based on products and services provided.  Irrespective of location, our operations engage in the same basic service: the provision of cars, which term includes cars, crossovers and light trucks (including sport utility vehicles and, outside North America, light commercial vehicles), by the hour, weekday (or portion thereof), weekend, week, month (or multiple months) or year (or multiple years), depending on the needs of our overlapping customer base among such segments.

Competition with respect to the products and services of our car rental operating segments is similar.  It is based on price, reliability, vehicle availability, national distribution, ease of use of booking systems, ease of rental and return and other elements of customer service.  In addition, competition with respect to all of our car rental operating segments is influenced strongly by advertising, marketing and brand reputation.

We believe that our product and service offerings are similar in nature across the operating segments in the Worldwide Car Rental reportable segment.

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(c)          The Nature of the Production Processes

Due to the fact that the operating segments in the Worldwide Car Rental reportable segment are service businesses, this analysis is not applicable.

(d)         The Type or Class of Customer for the Products and Services

The United States, Europe, Other International and Donlen operating segments operate in a global car rental industry and the Hertz, Dollar and Thrifty brands are some of the most recognized brands in the world.  The worldwide customer base across these segments ranges from customers renting cars for business, leisure or replacement purposes.  Many of our corporate customers are large multinational companies serviced across multiple car rental operating segments.  Our Donlen operating segment fulfills the need of corporate customers with which our other car rental operating segments have strong corporate account and affiliated business relationships for longer-term fleet leasing options, enabling strong cross-selling opportunities among our car rental operating segments, supported by complementary functions within our Worldwide Car Rental reportable segment.  For example, our Hertz Value Lease™ function allows Donlen customers to have access to low-mileage, high-quality, pre-driven vehicles utilized in our other car rental operating segments.  Each of our car rental operating segments serves a diverse customer base, with no single customer (including any institutional or commercial customer) accounting for more than 7.5% of our car rental revenues for the year ended December 31, 2012.

We believe that the types of customers served by all of the operating segments included in our Worldwide Car Rental reportable segment are similar in nature.

(e)          The Methods Used to Distribute the Products or Provide the Services

Customers for the product and service offerings of the operating segments included in our Worldwide Car Rental reportable segment, many of which are large multinational companies serviced across multiple car rental operating segments, make their reservations through the same distribution channels — global distribution systems, reservation call centers, the Internet or locally.  Although the methods by which the reservations are made can vary, the ultimate processing system remains largely the same and in many cases the sales personnel responsible for such reservations are shared among our car rental operating segments.  The United States, Europe, Other International and Donlen operating segments participate in many of the same worldwide fleet purchasing, distribution, maintenance, warranty and car remarketing processes or methods, which allow for the purchase, maintenance and disposition of similar types of vehicles, utilizing worldwide fleet control systems.  A coordinated management team is responsible for fleet monitoring and oversight.

CONFIDENTIAL TREATMENT REQUESTED BY HERTZ GLOBAL HOLDINGS, INC. AND THE HERTZ CORPORATION — HTZ-0015

Mr. Justin Dobbie

August 27, 2013

All pricing for our car rental operations comes under the global oversight of a staff vice president, to whom all pricing management worldwide functionally reports. One very important shared characteristic that influences pricing strategy across our car rental operating segments is the ability to adjust fleet levels for demand changes.  This permits Worldwide Car Rental to dampen the downward pressure on pricing during trough periods and adjust volume to take advantage of higher rates during peak periods.

(f)           The Nature of the Regulatory Environment

The operating segments included in our Worldwide Car Rental reportable segment are similarly subject to regulations in the areas of taxes, automobile-related liability, insurance rates, insurance products, consumer privacy, data security, employment matters and cost and fee recovery.  Changes in the regulatory regimes governing our operating segments tend to affect all of such operating segments (or portions thereof) in a similar fashion, primarily through the regulation of our processes and the costs associated with complying or failing to comply with such regulations.  While our compliance activities vary on a jurisdiction by jurisdiction basis, the regulatory environment is analogous across our Worldwide Car Rental reportable segment, and we seek to establish a uniform and high compliance standard throughout such segment.

(g)          Summary

In summary, we believe that we have appropriately aggregated the United States, Europe, Other International and Donlen operating segments which comprise the Worldwide Car Rental reportable segment based on the applicable accounting guidance contained in ASC 280.  These operating segments conduct our car rental operations on a global basis, providing our customers, many of which are large multinational companies serviced across multiple car rental operating segments, with a complementary array of products and services, all of which are centered around the same basic service, the provision of cars.  These operating segments also in many respects share a common infrastructure in place for fleet sourcing, distribution, pricing, sales and marketing, as well as facilities management activities.  Furthermore, these operating segments demonstrate significant economic similarities, primarily based on various qualitative factors presented herein in conjunction with the exhibition of similar future long-term revenue growth profiles across such segments.  For the foregoing reasons, the operating segments aggregated to form our Worldwide Car Rental reportable segment are sufficiently interrelated and similar to meet all of the criteria for aggregation contained in ASC 280-10-50-11.  Due to such similarities, we believe that presentation of these operating segments on an aggregated basis meets the objective of ASC 280-10 of providing the users of our financial statements with the ability to understand our business and meaningfully assess our performance and future prospects.

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Mr. Justin Dobbie

August 27, 2013

Determination of Reportable Segments

We next evaluated the quantitative thresholds for reporting our aggregated operating segments in accordance with the guidance of ASC 280-10-50-12.  Pursuant to such provision, separately reported information about an operating segment is required if any of the following quantitative thresholds is met:

•                  Its reported revenue, including both sales to external customers and intersegment sales or transfers, is 10 percent or more of the combined revenue, internal and external, of all operating segments.

•                  The absolute amount of its reported profit or loss is 10 percent or more of the greater, in absolute amount, of either:

•                  the combined reported profit of all operating segments that did not report a loss; or

•                  the combined reported loss of all operating segments that did report a loss.

•                  Its assets are 10 percent or more of the combined assets of all operating segments.

We reviewed the reported revenues of each of the Worldwide Car Rental and Worldwide Equipment Rental operating segments for the fiscal year ended December 31, 2012 against the applicable quantitative threshold identified above and noted the following:

	Year ended December 31, 2012
	Dollars (in millions)	% of total
Revenues:
Worldwide car rental	$7,633.0	84.6%
Worldwide equipment rental	1,385.4	15.4
Total revenues of all operating segments(1)	9,018.4	100.0

(1)                                 Excludes other reconciling items, in accordance with guidance presented in ASC 280-10-55-39.

Based on this information, we determined that Worldwide Car Rental and Worldwide Equipment Rental qualify as our two reportable segments.

Revised Disclosure

In light of the Staff’s comment, the Companies have reconsidered the adequacy of their segment disclosure contained in the notes to their financial statements.  In order to more clearly address the disclosure requirements of ASC 280-10-50-21 with respect to the identification of our reportable segments, including the aggregation of certain operating segments for purposes of determining such reportable segments as discussed above, the Companies propose revising their segment disclosure in certain respects in their future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.

CONFIDENTIAL TREATMENT REQUESTED BY HERTZ GLOBAL HOLDINGS, INC. AND THE HERTZ CORPORATION — HTZ-0017

Mr. Justin Dobbie

August 27, 2013

Specifically, using an excerpt from Note 11—“Segment Information” in the notes to the financial statements contained in Hertz Holdings’ Annual Report on Form 10-K for the fiscal year ended December 31, 2012, for illustrative purposes only, we propose revising the introductory language to our segment disclosure in such periodic filings as follows (with proposed additional language indicated by underline and deleted language indicated by strikethroughs):

“~~Our operating segments are aggregated into reportable business segments based primarily upon similar economic characteristics, products, services, customers, and delivery methods.~~ We have identified two reportable segments, which are organized based on diverse products and services provided, as follows: rental and leasing of cars, crossovers and light trucks, or “car rental,” and rental of industrial, construction and material handling equipment, or “equipment rental.” Our car rental reportable segment consists of four operating segments, including our United States, Europe, Other International and Donlen operating segments, which are aggregated into a single reportable segment based primarily upon similar economic characteristics, products and services, customers, delivery methods and general regulatory environments. We do not aggregate operating segments in determining our equipment rental reportable segment. Other reconciling items includes general corporate assets and expenses, certain interest expense (including net interest on corporate debt), as well as other business activities, such as our third party claim management services.”

Form 8-K Furnished February 25, 2013

7.              We note that you present a full non-GAAP income statement in your quarterly earnings releases furnished on Forms 8-K and in your annual report to stockholders. Please remove such presentation in future filings. Refer to Compliance and Disclosure Interpretations, Non-GAAP Financial Measures, Question 102.10 available on our web site at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Hertz Holdings acknowledges the Staff’s comment, and will revise its future filings and annual reports to stockholders to not include full non-GAAP income statements.

Using an excerpt (Table 5) from Hertz Holdings’ investor presentation with respect to its financial results for the three months ended June 30, 2013, which was attached as Exhibit 99.1 to Hertz Holdings’ Form 8-K furnished August 1, 2013, for illustrative purposes only, we propose revising the reconciliations of Adjusted Pre-Tax Income (Loss), Adjusted Net Income (Loss) and Adjusted Diluted Earnings Per Share to the most directly comparable GAAP measures in future filings and annual reports to stockholders as follows (with the proposed modifications indicated by strikethroughs).  Hertz Holdings’ experience is that investors appreciate having ready access to a variety of GAAP measures when evaluating these non-GAAP measures.  Accordingly, in

CONFIDENTIAL TREATMENT REQUESTED BY HERTZ GLOBAL HOLDINGS, INC. AND THE HERTZ CORPORATION — HTZ-0018

Mr. Justin Dobbie

August 27, 2013

order to address this investor expectation, in future filings and annual reports to stockholders, we plan to present the deleted GAAP measures on a separate table that is clearly distinct from the table reconciling such non-GAAP measures to the most directly comparable GAAP measures.  By doing this, we expect to continue providing information that our investors have expressed a desire to review, while complying with the requirement not to attach undue prominence to the non-GAAP information.

Table 5

HERTZ GLOBAL HOLDINGS, INC.

RECONCILIATION OF GAAP TO NON-GAAP EARNINGS MEASURES

(In millions, except per share amounts)

Unaudited

ADJUSTED PRE-TAX INCOME (LOSS), ADJUSTED NET INCOME (LOSS) AND ADJUSTED DILUTED EARNINGS PER SHARE

	Three Months Ended June 30, 2013							Three Months Ended June 30, 2012
					Other						Other
	Car		Equipment		Reconciling			Car	Equipment		Reconciling
	Rental		Rental		Items	Total		Rental	Rental		Items	Total
~~Total revenues:~~	~~$ 2,329.5~~		~~$ 384.3~~		~~$ 0.8~~	~~$ 2,714.6~~		~~$ 1,889.6~~	~~$ 335.0~~		~~$ 0.5~~	~~$ 2,225.1~~
~~Expenses:~~
~~Direct operating and selling, general and administrative~~	~~1,380.3~~		~~239.1~~		~~61.5~~	~~1,680.9~~		~~1,123.8~~	~~230.4~~		~~41.3~~	~~1,395.5~~
~~Depreciation of revenue earning equipment and lease charges~~	~~568.4~~		~~72.7~~		~~0.0~~	~~641.1~~		~~454.1~~	~~65.7~~		~~0.0~~	~~519.8~~
~~Interest expense~~	~~76.7~~		~~11.7~~		~~95.4~~	~~183.8~~		~~77.2~~	~~11.5~~		~~63.5~~	~~152.2~~
~~Interest income~~	~~(1.9~~	~~)~~	~~(0.1~~	~~)~~	~~0.0~~	~~(2.0~~	~~)~~	~~(0.3 )~~	~~(0.1~~	~~)~~	~~(0.1 )~~	~~(0.5~~	~~)~~
~~Other income, net~~	~~(1.0~~	~~)~~	~~(1.9~~	~~)~~	~~1.8~~	~~(1.1~~	~~)~~	~~0.0~~	~~(0.6~~	~~)~~	~~0.0~~	~~(0.6~~	~~)~~
~~Total expenses~~	~~2,022.5~~		~~321.5~~		~~158.7~~	~~2,502.7~~		~~1,654.8~~	~~306.9~~		~~104.7~~	~~2,066.4~~
Income (loss) before income taxes	307.0		62.8		(157.9)	211.9		234.8	28.1		(104.2)	158.7
Adjustments:
Purchase accounting (a):
Direct operating and selling, general and administrative	20.4		10.3		0.5	31.2		14.5	10.8		1.0	26.3
Depreciation of revenue earning equipment	1.9		—		—	1.9		2.7	—		—	2.7
Non-cash debt charges (b)	5.4		1.1		13.0	19.5		10.6	1.1		8.9	20.6
Restructuring charges (c)	15.7		0.9		1.0	17.6		11.8	2.5		1.8	16.1
Restructuring related charges (c)	6.7		—		1.9	8.6		3.1	—		1.9	5.0
Derivative (gains) losses (c)	0.1		—		—	0.1		(0.1)	—		0.1	—
Acquisition related costs (d)	—		—		9.1	9.1		—	—		4.5	4.5
Integration expenses (d)	(0.6)		—		9.8	9.2		—	—		—	—
Management transition costs (d)	—		—		—	—		—	—		—	—
Other unusual/non-recurring (c)	6.4		(1.0)		—	5.4		—	—		—	—
Adjusted pre-tax income (loss)	363.0		74.1		(122.6)	314.5		277.4	42.5		(86.0)	233.9
Assumed (provision) benefit for income taxes (e)	(127.1)		(25.9)		42.9	(110.1)		(94.3)	(14.4)		29.2	(79.5)
Adjusted net income (loss)	$235.9		$48.2		$(79.7)	$204.4		$183.1	$28.1		$(56.8)	$154.4
Adjusted diluted number of shares outstanding						465.1						447.4

Adjusted diluted earnings per share (f)						$0.45						$0.35

CONFIDENTIAL TREATMENT REQUESTED BY HERTZ GLOBAL HOLDINGS, INC. AND THE HERTZ CORPORATION — HTZ-0019

Mr. Justin Dobbie

August 27, 2013

	Six Months Ended June 30, 2013							Six Months Ended June 30, 2012
					Other							Other
	Car		Equipment		Reconciling			Car		Equipment		Reconciling
	Rental		Rental		Items	Total		Rental		Rental		Items	Total
~~Total revenues:~~	~~$ 4,414.3~~		~~$ 735.4~~		~~$ 1.5~~	~~$ 5,151.2~~		~~$ 3,547.9~~		~~$ 637.1~~		~~$ 1.1~~	~~$ 4,186.1~~
~~Expenses:~~
~~Direct operating and selling, general and administrative~~	~~2,708.5~~		~~471.1~~		~~104.2~~	~~3,283.8~~		~~2,189.2~~		~~446.7~~		~~81.5~~	~~2,717.4~~
~~Depreciation of revenue earning equipment and lease charges~~	~~1,081.4~~		~~146.7~~		~~0.0~~	~~1,228.1~~		~~905.8~~		~~129.1~~		~~0.0~~	~~1,034.9~~
~~Interest expense~~	~~152.5~~		~~25.1~~		~~183.0~~	~~360.6~~		~~157.8~~		~~24.3~~		~~132.4~~	~~314.5~~
~~Interest income~~	~~(3.6~~	~~)~~	~~(0.1~~	~~)~~	~~(0.1 )~~	~~(3.8~~	~~)~~	~~(1.3~~	~~)~~	~~(0.2~~	~~)~~	~~(0.1 )~~	~~(1.6~~	~~)~~
~~Other income, net~~	~~(1.1~~	~~)~~	~~(2.4~~	~~)~~	~~1.8~~	~~(1.7~~	~~)~~	~~0.0~~		~~(1.0~~	~~)~~	~~0.0~~	~~(1.0~~	~~)~~
~~Total expenses~~	~~3,937.7~~		~~640.4~~		~~288.9~~	~~4,867.0~~		~~3,251.5~~		~~598.9~~		~~213.8~~	~~4,064.2~~
Income (loss) before income taxes	476.6		95.0		(287.4)	284.2		296.4		38.2		(212.7)	121.9
Adjustments:
Purchase accounting (a):
Direct operating and selling, general and administrative	40.9		20.8		1.1	62.8		24.7		20.8		2.0	47.5
Depreciation of revenue earning equipment	4.0		—		—	4.0		5.5		—		—	5.5
Non-cash debt charges (b)	11.1		2.3		23.4	36.8		21.7		2.7		21.4	45.8
Restructuring charges (c)	18.9		1.3		1.1	21.3		17.0		6.7		1.8	25.5
Restructuring related charges (c)	9.3		1.5		2.0	12.8		3.7		—		1.9	5.6
Derivative (gains) losses (c)	0.1		—		(0.1)	—		—		—		—	—
Acquisition related costs (d)	—		—		11.7	11.7		—		—		11.4	11.4
Integration expenses (d)	4.1		—		15.9	20.0		—		—		—	—
Management transition costs (d)	—		—		—	—		—		—		—	—
Other unusual/non-recurring (c)	6.4		(1.0)		—	5.4		—		—		—	—
Adjusted pre-tax income (loss)	571.4		119.9		(232.3)	459.0		369.0		68.4		(174.2)	263.2
Assumed (provision) benefit for income taxes (e)	(200.0)		(42.0)		81.3	(160.7)		(125.4)		(23.3)		59.2	(89.5)
Adjusted net income (loss)	$371.4		$77.9		$(151.0)	$298.3		$243.6		$45.1		$(115.0)	$173.7
Adjusted diluted number of shares outstanding						463.0							447.9

Adjusted diluted earnings per share (f)						$0.65							$0.39

(a)      Represents the purchase accounting effects of the acquisition of all of Hertz’s common stock on December 21, 2005 on our results of operations relating to increased depreciation and amortization of tangible and intangible

CONFIDENTIAL TREATMENT REQUESTED BY HERTZ GLOBAL HOLDINGS, INC. AND THE HERTZ CORPORATION — HTZ-0020

Mr. Justin Dobbie

August 27, 2013

assets and accretion of workers’ compensation and public liability and property damage liabilities.  Also represents the purchase accounting effects of certain subsequent acquisitions on our results of operations relating to increased depreciation and amortization of intangible assets.

(b)      Represents non-cash debt charges relating to the amortization of deferred debt financing costs and debt discounts.

(c)       Amounts are included within direct operating and selling, general and administrative expense in our statement of operations.

(d)      Amounts are included within selling, general and administrative expense in our statement of operations.

(e)       Represents a provision for income taxes derived utilizing a normalized income tax rate (35% for 2013 and 34% for 2012).

(f)        See footnote explanation in Table 1.

*  *  *

The Companies hereby acknowledge that:

•                  the Companies are responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Companies may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff for its courtesies.  If you have any questions regarding this letter, please do not hesitate to call me at (201) 307-2000.

Sincerely,

/s/ Elyse Douglas
Elyse Douglas
Senior Executive Vice President and Chief Financial Officer
Hertz Global Holdings, Inc.
The Hertz Corporation

cc:                                Patrick Kuhn

Lyn Shenk

Ada D. Sarmento

Securities and Exchange Commission

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EXHIBIT A

Selected Operating Segment Data

Adjusted Pre-Tax Income(1) Margin, Year-Over-Year Revenue Growth Percentage and Fleet Costs(2) as a Percentage of Revenues for Fiscal Years Ended December 31, 2009 through 2016(3)

(1)  Adjusted pre-tax income is calculated as income before income taxes plus non-cash purchase accounting charges, non-cash debt charges relating to the amortization of debt financing costs and debt discounts and certain one-time charges and non-operational items. Adjusted pre-tax income is not a recognized measurement under GAAP.

(2)  Fleet cost is calculated as net fleet depreciation, which includes depreciation expense and lease charges relating to revenue earning equipment (including net gains or losses on the disposal of such equipment), plus fleet interest, which includes interest expense net of amortization of non-debt costs associated with fleet debt relating to such revenue earning equipment.

(3)  Financial data for the fiscal years ended December 31, 2013 through 2016 represent forecasts.  Use of financial information covering fiscal years 2009 to 2016 provides year-over-year revenue growth percentages for fiscal years 2010 to 2016 only. Dollar amounts are presented in millions.

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							Percentage of Total Revenues, Adjusted Pre-Tax Income and Total Fleet Costs
	Year Ended December 31, 2009						Year Ended December 31, 2009
	U.S.	Europe	Other Int’l		Worldwide		U.S.	Europe	Other Int’l		Worldwide
	Car	Car	Car		Equipment		Car	Car	Car		Equipment
	Rental	Rental	Rental	Donlen(4)	Rental	Total(5)	Rental	Rental	Rental	Donlen(4)	Rental
Revenues:	[*]	[*]	[*]	—	$1,110.9	$7,089.9	[*]	[*]	[*]	—	15.67%

Adjusted pre-tax income	[*]	[*]	[*]	—	$76.4	$535.6	[*]	[*]	[*]	—	14.26%
Adjusted pre-tax margin	[*]	[*]	[*]	—	6.88%	7.55%	—	—	—	—	—

Total fleet costs	[*]	[*]	[*]	—	[*]	[*]	[*]	[*]	[*]	—	[*]
Total fleet costs as a percentage of revenues	[*]	[*]	[*]	—	[*]	[*]	—	—	—	—	—

(4)  Donlen Corporation was acquired on September 1, 2011.  Thus, financial data with respect to the Donlen operating segment is only available with respect to fiscal years 2011 and beyond, with financial data with respect to fiscal year 2011 representing the results of operations of our Donlen operating segment from September 1, 2011 through December 31, 2011.  As a result, we do not present herein (i) adjusted pre-tax income as a percentage of revenues or fleet costs as a percentage of revenues with respect to Donlen for fiscal years 2009 and 2010 (and only present such financial metric for fiscal year 2011 based on post-acquisition results of operations) and (ii) year-over-year revenue growth percentages with respect to Donlen for fiscal years 2010 to 2012, as fiscal year 2012 is the first year in which we have available complete revenue figures for our Donlen operating segment capable of producing a meaningful year-over-year revenue growth percentage figure.

(5)  Excludes other reconciling items.

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							Percentage of Total Revenues, Adjusted Pre-Tax Income and Total Fleet Costs
	Year Ended December 31, 2010						Year Ended December 31, 2010
	U.S.	Europe	Other Int’l		Worldwide		U.S.	Europe	Other Int’l		Worldwide
	Car	Car	Car		Equipment		Car	Car	Car		Equipment
	Rental	Rental	Rental	Donlen(4)	Rental	Total(5)	Rental	Rental	Rental	Donlen(4)	Rental
Revenues:	[*]	[*]	[*]	—	$1,070.1	$7,556.3	[*]	[*]	[*]	—	14.16%

Adjusted pre-tax income	[*]	[*]	[*]	—	$78.0	$719.9	[*]	[*]	[*]	—	10.83%
Adjusted pre-tax margin	[*]	[*]	[*]	—	7.29%	9.53%	—	—	—	—	—

Revenue growth percentage	[*]	[*]	[*]	—	-3.67%	6.58%	—	—	—	—	—

Total fleet costs	[*]	[*]	[*]	—	[*]	[*]	[*]	[*]	[*]	—	[*]
Total fleet costs as a percentage of revenues	[*]	[*]	[*]	—	[*]	[*]	—	—	—	—	—

CONFIDENTIAL TREATMENT REQUESTED BY HERTZ GLOBAL HOLDINGS, INC. AND THE HERTZ CORPORATION — HTZ-0024

							Percentage of Total Revenues, Adjusted Pre-Tax Income and Total Fleet Costs
	Year Ended December 31, 2011						Year Ended December 31, 2011
	U.S.	Europe	Other Int’l		Worldwide		U.S.	Europe	Other Int’l		Worldwide
	Car	Car	Car		Equipment		Car	Car	Car		Equipment
	Rental	Rental	Rental	Donlen(4)	Rental	Total(5)	Rental	Rental	Rental	Donlen(4)	Rental
Revenues:	[*]	[*]	[*]	[*]	$1,209.5	$8,293.0	[*]	[*]	[*]	[*]	14.58%

Adjusted pre-tax income	[*]	[*]	[*]	[*]	$161.6	$1,011.8	[*]	[*]	[*]	[*]	15.97%
Adjusted pre-tax margin	[*]	[*]	[*]	[*]	13.36%	12.20%	—	—	—	—	—

Revenue growth percentage	[*]	[*]	[*]	—	13.03%	9.75%	—	—	—	—	—

Total fleet costs	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]
Total fleet costs as a percentage of revenues	[*]	[*]	[*]	[*]	[*]	[*]	—	—	—	—	—

CONFIDENTIAL TREATMENT REQUESTED BY HERTZ GLOBAL HOLDINGS, INC. AND THE HERTZ CORPORATION — HTZ-0025

							Percentage of Total Revenues, Adjusted Pre-Tax Income and Total Fleet Costs
	Year Ended December 31, 2012						Year Ended December 31, 2012
	U.S.	Europe	Other Int’l		Worldwide		U.S.	Europe	Other Int’l		Worldwide
	Car	Car	Car		Equipment		Car	Car	Car		Equipment
	Rental(6)	Rental	Rental	Donlen(4)	Rental	Total(5)	Rental	Rental	Rental	Donlen	Rental
Revenues:	[*]	[*]	[*]	[*]	$1,385.4	$9,018.4	[*]	[*]	[*]	[*]	15.36%

Adjusted pre-tax income	[*]	[*]	[*]	[*]	$227.0	$1,247.3	[*]	[*]	[*]	[*]	18.20%
Adjusted pre-tax margin	[*]	[*]	[*]	[*]	16.39%	13.83%	—	—	—	—	—

Revenue growth percentage	[*]	[*]	[*]	—	14.54%	8.75%	—	—	—	—	—

Total fleet costs	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]
Total fleet costs as a percentage of revenues	[*]	[*]	[*]	[*]	[*]	[*]	—	—	—	—	—

(6)  Dollar Thrifty, which is part of our United States operating segment, was acquired on November 19, 2012.  Thus, financial data with respect to Dollar Thrifty is included within the results of operations of our United States operating segment with respect to fiscal years 2012 and beyond, with such financial data included with respect to fiscal year 2012 representing the results of operations of Dollar Thrifty from November 19, 2012 through December 31, 2012.

CONFIDENTIAL TREATMENT REQUESTED BY HERTZ GLOBAL HOLDINGS, INC. AND THE HERTZ CORPORATION — HTZ-0026

Percentage of Total Revenues, Adjusted Pre-Tax Income and Total Fleet Costs
	Year Ended December 31, 2013						Year Ended December 31, 2013
	U.S.	Europe	Other Int’l		Worldwide		U.S.	Europe	Other Int’l		Worldwide
	Car	Car	Car		Equipment		Car	Car	Car		Equipment
	Rental	Rental	Rental	Donlen	Rental	Total(5)	Rental	Rental	Rental	Donlen	Rental
Revenues:	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]

Adjusted pre-tax income	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]
Adjusted pre-tax margin	[*]	[*]	[*]	[*]	[*]	[*]	—	—	—	—	—

Revenue growth percentage	[*]	[*]	[*]	[*]	[*]	[*]	—	—	—	—	—

Total fleet costs	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]
Total fleet costs as a percentage of revenues	[*]	[*]	[*]	[*]	[*]	[*]	—	—	—	—	—

CONFIDENTIAL TREATMENT REQUESTED BY HERTZ GLOBAL HOLDINGS, INC. AND THE HERTZ CORPORATION — HTZ-0027

Percentage of Total Revenues, Adjusted Pre-Tax Income and Total Fleet Costs
	Year Ended December 31, 2014						Year Ended December 31, 2014
	U.S.	Europe	Other Int’l		Worldwide		U.S.	Europe	Other Int’l		Worldwide
	Car	Car	Car		Equipment		Car	Car	Car		Equipment
	Rental	Rental	Rental	Donlen	Rental	Total(5)	Rental	Rental	Rental	Donlen	Rental
Revenues:	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]

Adjusted pre-tax income	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]
Adjusted pre-tax margin	[*]	[*]	[*]	[*]	[*]	[*]	—	—	—	—	—

Revenue growth percentage	[*]	[*]	[*]	[*]	[*]	[*]	—	—	—	—	—

Total fleet costs	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]
Total fleet costs as a percentage of revenues	[*]	[*]	[*]	[*]	[*]	[*]	—	—	—	—	—

CONFIDENTIAL TREATMENT REQUESTED BY HERTZ GLOBAL HOLDINGS, INC. AND THE HERTZ CORPORATION — HTZ-0028

Percentage of Total Revenues, Adjusted Pre-Tax Income and Total Fleet Costs
	Year Ended December 31, 2015						Year Ended December 31, 2015
	U.S.	Europe	Other Int’l		Worldwide		U.S.	Europe	Other Int’l		Worldwide
	Car	Car	Car		Equipment		Car	Car	Car		Equipment
	Rental	Rental	Rental	Donlen	Rental	Total(5)	Rental	Rental	Rental	Donlen	Rental
Revenues:	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]

Adjusted pre-tax income	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]
Adjusted pre-tax margin	[*]	[*]	[*]	[*]	[*]	[*]	—	—	—	—	—

Revenue growth percentage	[*]	[*]	[*]	[*]	[*]	[*]	—	—	—	—	—

Total fleet costs	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]
Total fleet costs as a percentage of revenues	[*]	[*]	[*]	[*]	[*]	[*]	—	—	—	—	—

CONFIDENTIAL TREATMENT REQUESTED BY HERTZ GLOBAL HOLDINGS, INC. AND THE HERTZ CORPORATION — HTZ-0029

Percentage of Total Revenues, Adjusted Pre-Tax Income and Total Fleet Costs
	Year Ended December 31, 2016						Year Ended December 31, 2016
	U.S.	Europe	Other Int’l		Worldwide		U.S.	Europe	Other Int’l		Worldwide
	Car	Car	Car		Equipment		Car	Car	Car		Equipment
	Rental	Rental	Rental	Donlen	Rental	Total(5)	Rental	Rental	Rental	Donlen	Rental
Revenues:	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]

Adjusted pre-tax income	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]
Adjusted pre-tax margin	[*]	[*]	[*]	[*]	[*]	[*]	—	—	—	—	—

Revenue growth percentage	[*]	[*]	[*]	[*]	[*]	[*]	—	—	—	—	—

Total fleet costs	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]
Total fleet costs as a percentage of revenues	[*]	[*]	[*]	[*]	[*]	[*]	—	—	—	—	—

CONFIDENTIAL TREATMENT REQUESTED BY HERTZ GLOBAL HOLDINGS, INC. AND THE HERTZ CORPORATION — HTZ-0030

Average Adjusted Pre-Tax Income Margin, Year-Over-Year Revenue Growth Percentage, Fleet Costs as a Percentage of Revenues, Percentage of Total Revenues, Percentage of Total Adjusted Pre-Tax Income and Percentage of Total Fleet Costs

Average for Years Ended December 31, 2009 to 2016(7)
	U.S.	Europe	Other Int’l		Worldwide
	Car	Car	Car		Equipment
	Rental	Rental	Rental	Donlen	Rental	Total
Adjusted pre-tax margin	[*]	[*]	[*]	[*]	[*]	[*]

Revenue growth Percentage	[*]	[*]	[*]	[*]	[*]	[*]

Fleet costs as a percentage of revenues	[*]	[*]	[*]	[*]	[*]	[*]

Percentage of total revenues	[*]	[*]	[*]	[*]	[*]	—

Percentage of total adjusted pre-tax income	[*]	[*]	[*]	[*]	[*]	—

Percentage of total fleet costs	[*]	[*]	[*]	[*]	[*]	—

(7)  Represents averaging of (i) year-over-year revenue growth percentages for fiscal years 2010 to 2016 only and (ii) financial metrics with respect to our Donlen operating segment for limited fiscal years.  See footnotes 3 and 4 supra.